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Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: PRECISION RESPONSE CORPORATION
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 1505 N.W. 167TH STREET, MIAMI, FL  33169
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (305) 626-4600
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I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security    COMMON STOCK, $.01 PAR VALUE PER SHARE
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2. Number of shares outstanding before the change    20,000,000
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3. Number of shares outstanding after the change    21,500,000
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4. Effective date of change    JANUARY 29, 1997
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5. Method of change
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
   ISSUANCE OF AUTHORIZED SHARES OF COMMON STOCK, $.01 PAR VALUE
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Give brief description of transaction FIRM COMMITMENT PUBLIC OFFERING OF
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4,740,000 SHARES OF COMMON STOCK, $.01 PAR VALUE, OF THE ISSUER AT A PRICE OF
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$35.125 PER SHARE, OF WHICH 1,500,000 SHARES WERE SOLD BY THE ISSUER AND
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3,240,000 SHARES WERE SOLD BY CERTAIN SHAREHOLDERS OF THE ISSUER, WHICH OFFERING
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WAS REGISTERED PURSUANT TO REGISTRATION STATEMENT NO. 333-18823 ON FORM S-1
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FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
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II. Change in Name of Issuer

1. Name prior to change  NOT APPLICABLE
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2. Name after change     NOT APPLICABLE
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3. Effective date of charter amendment changing name   NOT APPLICABLE
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4. Date of shareholder approval of change, if required   NOT APPLICABLE
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FEBRUARY 6, 1997             /S/ DAVID L. EPSTEIN                    PRESIDENT
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DATE                     OFFICER'S SIGNATURE AND TITLE